EXHIBIT 12.01

LEHMAN BROTHERS HOLDINGS INC. and SUBSIDIARIES
COMPUTATION of RATIOS of EARNINGS to FIXED CHARGES and
to COMBINED FIXED CHARGES and PREFERRED STOCK DIVIDENDS
(Dollars in millions)

(Unaudited)

	For the Twelve Months Ended November 30
	1999	2000	2001	2002	2003
Pre-tax earnings from continuing operations	$1,631	$2,579	$1,748	$1,399	$2,536
Add: Fixed charges (excluding capitalized interest)	13,681	18,778	15,724	10,709	8,724
Pre-tax earnings before fixed charges	15,312	21,357	17,472	12,108	11,260

Fixed charges:
Interest	13,649	18,740	15,656	10,626	8,640
Other(a)	71	57	78	103	119
Total fixed charges	13,720	18,797	15,734	10,729	8,759
Preferred stock and trust preferred dividend requirements	174	195	192	155	143
Total combined fixed charges and preferred stock dividends	$13,894	$18,992	$15,926	$10,884	$8,902

RATIO OF EARNINGS TO FIXED CHARGES	1.12	1.14	1.11	1.13	1.29
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	1.10	1.12	1.10	1.11	1.26

(a)           Other fixed charges consist of the interest factor in rentals and capitalized interest.